Exhibit 8.1

Subsidiaries, Variable Interest Entity, and Subsidiaries of Variable Interest Entity	Jurisdiction
UTime International Limited	Hong Kong
Shenzhen UTime Technology Consulting Co., Ltd.	People’s Republic of China
ChangSha UTime Business Management Co., Ltd	People’s Republic of China
United Time Technology Co., Ltd.	People’s Republic of China
Guizhou United Time Technology Co., Ltd.	People’s Republic of China
UTime Technology (HK) Company Limited	Hong Kong
Guangxi Utime Technology Co., Ltd. (“UTime Guangxi”)	People’s Republic of China
WTO New York Inc.	America
UT (HK) International Technology Co., Ltd	Hong Kong